EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Amendment No. 2 to Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of the common stock, $.001 par value per share, of TiVo Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 10, 2005

The DIRECTV Group, Inc.

By:	/s/ Larry D. Hunter
Name:	Larry D. Hunter
Title:	Executive Vice President,
General Counsel and Secretary

DIRECTV Enterprises, LLC

By:	/s/ Daniel M. Fawcett
Name:	Daniel M. Fawcett
Title:	Executive Vice President

DIRECTV, Inc.

By:	/s/ Daniel M. Fawcett
Name:	Daniel M. Fawcett
Title:	Executive Vice President

[SIGNED IN COUNTERPART]

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